Exhibit 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	June 8, 2026

Eldorado Gold Announces First Concentrate Produced at McIlvenna Bay

Key Milestone Ahead of Q3-2026 Commercial Production

Copper Concentrate Production Strengthens Eldorado’s Growth Profile

(All dollar figures are in US dollars, unless otherwise stated)

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD, NYSE: EGO) (“Eldorado” or the “Company”) is pleased to announce that first copper concentrate has been produced at the Company’s 100%-owned McIlvenna Bay Project in east-central Saskatchewan, Canada. This milestone represents a significant addition to Eldorado's already diversified portfolio and further strengthens the Company's Canadian operating platform.

Wet commissioning of the McIlvenna Bay processing plant was completed recently, and following the commencement of hot commissioning, first copper concentrates were produced on June 7, 2026. The operating team is now focused on ramp-up toward the nameplate capacity of 4,900 tonnes per day. Key activities during the ramp-up period include optimizing the flotation circuit and reagent addition performance, and completing the paste plant and associated underground infrastructure, such as the paste plant reticulation to support ongoing mine and plant production ramp-up. The Company expects to achieve commercial production at McIlvenna Bay in Q3 2026.

“Achieving first concentrate at McIlvenna Bay is a significant milestone, not just for Eldorado but for Canadian mining,” said George Burns, Chief Executive Officer. “This project is a compelling example of Canada's ability to advance critical mineral assets responsibly and with conviction. McIlvenna Bay diversifies our revenue base with substantial copper and zinc production, and alongside our Skouries project in Greece, will transform Eldorado into a high-margin, free cash flow generating business. We are proud to become part of the Saskatchewan mining community and look forward to building lasting relationships with our employees, Indigenous rightsholders and local communities and all levels of government as we advance this exceptional asset together.”

The Honourable Scott Moe, Premier of Saskatchewan commented, “First concentrate at McIlvenna Bay is great news for Saskatchewan and for Canada. This project is a testament to what is possible when responsible resource development, strong Indigenous partnerships, and committed investors come together in a premier mining jurisdiction. McIlvenna Bay will generate jobs, economic activity, and long-term prosperity for communities across Saskatchewan for decades to come. We congratulate Eldorado Gold on reaching this important milestone and look forward to the project's continued success.”

The Honourable Tim Hodgson, federal Minister of Energy and Natural Resources commented, “This milestone at McIlvenna Bay demonstrates how Canada is seizing this moment, and the momentum of this project following its referral to the Major Projects Office by the Prime Minister in 2025. It is a perfect example of how we are moving quickly, responsibly, and in partnership with provinces and Indigenous Peoples to become an energy and mining superpower. Copper and zinc underpin clean energy, national security, and industrial supply chains – and now, Canada is delivering them, for ourselves and our allies. I congratulate Eldorado Gold, the Province of Saskatchewan, and all the partners who made this milestone possible. This is how we build Canada Strong for all.”

Following the completion of the acquisition of Foran Mining Corporation on April 14, 2026, the Company is advancing a focused exploration and growth strategy at McIlvenna Bay, building on a strong operational and geological foundation. The Company has committed approximately $17 million of additional exploration spending on McIlvenna Bay and its wider mineral claims in 2026, reflecting the highly prospective, district-scale nature of the land package and the opportunity to further extend mine life and support further growth.

The adjacent Tesla Zone, a high-grade polymetallic discovery located near existing infrastructure, represents a compelling longer-term expansion opportunity at McIlvenna Bay. Beyond testing for copper-rich extensions at Tesla, the exploration team will be drilling the Bigstone deposit with the objective of expanding that resource, drilling several advanced and early-stage targets and undertaking large-scale airborne and target-scale geophysical surveys to identify new and refine known targets for future drill testing. In addition, the team will be undertaking various ore body characterization studies to support both exploration vectoring and future resource development. These have the potential to increase scale, extend mine life, and enhance the long-term value of the asset. McIlvenna Bay is situated within a mineral-rich belt extending over 225 kilometres that has supported base metal production for over a century, underscoring the significant exploration potential across the broader district, much of which remains largely untested.

McIlvenna Bay meaningfully diversifies Eldorado's asset base across both geography and commodity. The project provides the Company with significant copper exposure, adding a critical mineral in global demand to a portfolio that is well-balanced. With operations spanning Canada, Greece, and Türkiye, the combined portfolio delivers jurisdictional diversification alongside attractive long-term cash flow generation. The Company's increased scale and enhanced Canadian exposure are expected to support a compelling valuation re-rate for shareholders.

Qualified Person

Simon Hille, FAusIMM, Executive Vice President, Chief Operating Officer, is the Qualified Person under National Instrument 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and for verifying the technical data disclosed in this document relating to McIlvenna Bay.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Canada, Türkiye, and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, “committed", “continue”, “estimates”, “expects”, “focus”, “forecasts”, “foresee”, “forward”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “schedule”, “strategy”, “target”, “underway”, “working” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.

Forward-looking statements and forward-looking information contained in this news release includes, but is not limited to, statements or information with respect to: our focus on ramp-up toward the nameplate capacity of 4,900 tonnes per day and our expected key activities during the ramp-up period; our expectation to achieve commercial production at McIlvenna Bay in Q3 2026; our expectations regarding McIlvenna Bay, including expected benefits, alongside Skouries, to the Company; our expectations of the adjacent Tesla Zone, including expected activities from the exploration team and the potential to increase scale, extend mine life, and enhance the long-term value of the asset; our belief that the combined portfolio of the Company delivers jurisdictional diversification alongside attractive long-term cash flow generation, and that the increased scale and enhanced Canadian exposure are expected to support a compelling valuation re-rate for shareholders; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on a number of assumptions that management considers reasonable. However, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements, and exploration; the future price of gold, copper, and other commodities; receipt of all required permits on the timelines we expect; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; the successful integration of the assets and operations from the acquisition of Foran Mining Corporation, and the realization of benefits derived therefrom; our ability to continue accessing our project funding and remain in compliance with all covenants and contractual commitments related thereto; availability of labour resources, including for construction, development and improvements activities; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to effectively use invested capital and unlock the potential expansion opportunities across the portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary of shipping for important or critical items for construction, development and improvements activities or for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business, and the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this news release. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements or information contained in this news release are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements or information, including, but not limited to: commodity price risk; development risks at Skouries, McIlvenna Bay, and other construction and development projects; including the ability of key suppliers to meet key contractual commitments in terms of schedules, amount of product delivered, cost, or quality and our ability to construct key infrastructure within the required timelines, and unexpected inclement weather and climate events that may delay timelines; risks relating to our operations in foreign jurisdictions; risks related to production and processing; risks related to our improvement projects; integration risks relating to the acquisition of Foran Mining Corporation, including the possibility that anticipated benefits from the acquisition are not realized on the timeline expected or at all; delays and risks relating to surface construction, commissioning activities, ramp-up, and commercial production at McIlvenna Bay; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; risks related to title and surface rights; environmental, health and safety matters; our ability to completely understand geotechnical structures, geotechnical and hydrogeological conditions or failures, and our ability to mitigate such conditions or failures at a reasonable cost, or at all; regulatory requirements as they relate to mine plan approvals; compliance with the Extractive Sector Transparency Measures Act (Canada); waste disposal; mineral tenure; permits, licences and other authorizations; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; risks related to replacement of mineral reserves; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including general integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour risks (availability of labour resources, including for construction, development and improvements activities, and their productivity; and risks relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); turnover and attrition rates of labour, and related impacts thereto; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; cyber security risk; and international conflict and other geopolitical tensions and events, including war, tariffs and other trade barriers; and those risk factors discussed in the section titled “Risk Factors in Our Business” in the Company’s most recent Annual Information Form and Form 40-F. The reader is directed to carefully review our most recent Annual Information Form, Form 40-F and other regulatory filings filed on SEDAR+ and EDGAR under our Company name for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.